

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-5546

DIVISION OF
CORPORATION FINANCE
Mail Stop 4561

November 10, 2009

Ms. Jacquelyn A. Hart
Buchanan Ingersoll & Rooney PC
620 Eighth Avenue, 23rd Floor
New York, NY 10018

Re: **SOKO Fitness & Spa Group, Inc. (the "Company")**
            File No.   333-132429

Dear Ms. Hart:

        In your letter dated November 2, 2009, you have requested that the Staff waive
the requirement to provide financial statements for Yoga Wave as required by Rule 3-05
of Regulation S-X. The transaction was consummated on March 1, 2008 and the pre-
acquisition financial statements were required to be filed in a Form 8-K subsequent to the
reverse merger consummated on April 11, 2008.   Your waiver requests pertains to the
exclusion of the financial statements from a Form 8-K in 2008 and from the registration
statement on Form S-1 currently under review by the Staff.

        We understand from your letter that the transaction was significant at a level of
20.1% under the investment test but was not significant applying the income test or the
asset test. The Form S-1 currently on file includes audited financial statements of the
Company for the years ended May 31, 2009 and 2008. Therefore, Yoga Wave has been
included in the audited financial statements of the company for 15 months.

        We are unable to waive the requirement for separate pre-acquisition financial
statements as it pertains to the Form 8-K filed in conjunction with the reverse merger.
However, we will not object to the 15 months of audited post-acquisition financial
statements of the Company satisfying the requirements of Regulation S-X Rule 3-05 for
purposes of the Form S-1. The Staff's conclusion is based solely on the information
included in your letter. Different or additional material information could lead to a
different conclusion. If you have any questions regarding this letter, please call me at
(202) 551-3403.

                                        Sincerely,

                                        Steven Jacobs
                                        Associate Chief Accountant